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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K

(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended          May 31, 1994
                          -------------------------------

                                       OR


/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......... to ...........


                         Commission File Number 0-11936
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              LAFARGE CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                              Lafarge Corporation
                     11130 Sunrise Valley Drive, Suite 300
                            Reston, Virginia  22091



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                              REQUIRED INFORMATION




                                                               Page No.
a)      Financial statements
                Report of Independent Public Accountants           3

                Statements of Financial Condition -
                  May 31, 1994 and 1993                            4

                Statements of Changes in Participants' Equity -
                  years ended May 31, 1994, 1993, and 1992         5

                Notes to Financial Statements                      6

b)      Exhibits
                Consent of Arthur Andersen & Co.                   9




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                    LAFARGE CORPORATION
                                    EMPLOYEE STOCK PURCHASE PLAN



                                    By      JEAN-PIERRE CLOISEAU
                                            ------------------------------------
Date:  August 26, 1994                      Jean-Pierre Cloiseau, member
                                            of the Stock Purchase Plan Committee



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                    Report of Independent Public Accountants




To the Administrator of the Lafarge Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Lafarge Corporation Employee Stock Purchase Plan as of May 31, 1994 and 1993, and the related statements of changes in participants' equity for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Lafarge Corporation Employee Stock Purchase Plan as of May 31, 1994 and 1993, and the changes in participants' equity for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.





Washington, D.C.,                      ARTHUR ANDERSEN & CO.
August 26, 1994




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                              Lafarge Corporation
                          Employee Stock Purchase Plan
                       Statements of Financial Condition





                                                         May 31
                                               -------------------------
ASSETS                                            1994            1993
- ------                                         ---------       ---------
Participant Deposits Due From Lafarge
  Corporation (Note 1)                         $ 687,516       $ 685,903
                                               =========       =========


LIABILITIES AND PARTICIPANTS' EQUITY
- ------------------------------------

Stock Purchase Payable (Note 4)                $ 680,598       $ 678,964

Residual Deposits (Note 5)                         6,918           6,939
                                               ---------       ---------

   Total Liabilities                             687,516         685,903

Participants' Equity                                   -               -
                                               ---------       ---------
  Total Liabilities and
     Participants' Equity                      $ 687,516       $ 685,903
                                               =========       =========



The accompanying notes are an integral part of these statements.




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                              Lafarge Corporation
                          Employee Stock Purchase Plan
                 Statements of Changes in Participants' Equity





                                              Year Ended May 31
                                       -------------------------------
                                          1994       1993       1992
                                       ---------  ---------  ---------
Participants' Equity,
  beginning of year                    $       -  $       -  $       -

Participant Deposits (Note 1)            687,516    685,903    658,192

Deposits used for Stock Purchases
  (Note 4)                              (680,598)  (678,964)  (652,297)

Deposits to be Refunded or Applied
  (Note 5)                                (6,918)    (6,939)    (5,895)
                                       ---------  ---------  ---------

Participants' Equity, end of year      $       -  $       -  $       -
                                       =========  =========  =========




The accompanying notes are an integral part of these statements.




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
                              Lafarge Corporation
                          Employee Stock Purchase Plan

                         Notes to Financial Statements
                   For the Years Ended May 31, 1994 and 1993


1.      DESCRIPTION OF PLAN:

In May 1988, the stockholders of Lafarge Corporation (the "Company") approved the adoption of the Lafarge Corporation Employee Stock Purchase Plan (the "Plan").

Eligible employees, as defined, who become participants in the Plan ("Participants"), are granted options at the beginning of the plan year to purchase shares of common stock of the Company through regular payroll deductions during the plan year. Payroll deductions for each Participant are made ratably during the option period (which coincides with the plan year ending May 31) and will not exceed the lesser of 5% of a Participant's annual compensation, as defined, or $3,000.

On the last business day of each plan year, the Company uses the funds accumulated in each Participant's withholding account in the Plan to purchase for such Participant the largest possible number of whole shares of common stock of the Company, subject to certain limitations set forth in the Plan.
The number of shares for which an option is granted to a Participant during the option period and the number of shares purchased by the Company for a Participant during the option period cannot exceed the number of shares having an aggregate fair market value of $6,000, as determined on the first day of the option period.

The common stock purchase price to the Participant is the lower of 90% of the fair market value, as defined, of the shares at either the beginning or end of the plan year.

The Plan is administered by a committee consisting of three or more employees of the Company appointed by the Company's Board of Directors.


2.      PARTICIPANT AND PLAN TERMINATIONS:

Upon termination from the Plan or cancellation of a Participant's option, the balance of a Participant's withholding account is returned to the Participant. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate when all or substantially all of the Company's one million shares of common stock reserved for purposes of the Plan has been purchased. No termination or amendment of the Plan will adversely affect the rights of a Participant under an option, except with the consent of the Participant.


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3.      ACCOUNTING POLICY:

The accompanying financial statements have been prepared on the accrual basis of accounting.


4.      STOCK PURCHASE PAYABLE:

As of May 31, 1994 and 1993, the Plan was obligated to purchase 44,813 and 45,039 shares respectively, of the Company's common stock for Participants.
The market value of the Company's common stock on May 31, 1994, and June 1, 1993, was $21.75 per share and $16.875 per share and on May 31, 1993, and June 1, 1992, was $16.75 per share and $17.125 per share, respectively. Common stock acquired in connection with the plan years ended May 31, 1994 and 1993, was issued and distributed directly to Participants in July 1994 and July 1993, respectively.


5.      RESIDUAL DEPOSITS:

No fractional shares are issued upon exercise of an option. Any residual deposits remaining in the Participant's withholding account following exercise of an option will be returned to the Participant, except those representing fractional shares of common stock which will be retained in the withholding account and applied to the next plan year.


6.      INCOME AND EXPENSES:

All expenses of the Plan are paid on behalf of the Plan by the Company. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for Participants in the Plan.


7.      PLAN STATUS:

The Plan is designed to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code, and therefore, options issued under the Plan and stock transferred upon exercise of the options will be eligible for special tax treatment.


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                               INDEX TO EXHIBITS



                                                                Sequentially
Exhibit                                                           Numbered
Number                        Exhibit                               Page
- -------                       -------                           ------------
4.1    Lafarge Corporation Employee Stock Purchase Plan
       (incorporated by reference to Exhibit 4.1 to the
       Registration Statement on Form S-8 (Registration No.
       33-20865) of Lafarge Corporation and the Plan, filed
       with the Securities and Exchange Commission on March
       28, 1988).

4.2 Payroll Deduction Authorization for use in connection with the Lafarge Corporation Employee Stock Purchase
       Plan (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No.
       33-20865) of Lafarge Corporation and the Plan, filed with the Securities and Exchange Commission on March
       28, 1988).

4.3    Summary Plan Description of Lafarge Corporation Employee
       Stock Purchase Plan (incorporated by reference to Exhibit
       4.3 to the Registration Statement on Form S-8 (Registration
       No. 33-20865) of Lafarge Corporation and the Plan, filed with the Securities and Exchange Commission on March 28,
       1988).

 23    Consent of Arthur Andersen & Co.*

- -------------------------

* Filed herewith.



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